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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 6)

                       Leucadia National Corporation
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                             (Name of Issuer)

    Common Shares, $1 par value                   527288 5 10 4
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          Stephen E. Jacobs, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                            New York, NY  10153
                              (212) 310-8000
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    (Name, address and telephone number of person authorized to receive notices and communications)

                            September 18, 1995
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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 CUSIP No. 527288 5 10 4                 13D


     1     NAME OF REPORTING PERSON:    Ian M. Cumming

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       4,976,405
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     206,556
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  4,976,405
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       206,556
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       5,182,961
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:   SEE ITEM 5.

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.3%

    14     TYPE OF REPORTING PERSON:    IN
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 CUSIP No. 527288 5 10 4                 13D


     1     NAME OF REPORTING PERSON:    Joseph S. Steinberg

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       4,640,470
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     23,200(*)
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  4,640,470
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       23,200(*)
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       4,663,670
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:  SEE ITEM 5.

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  15.5%

    14     TYPE OF REPORTING PERSON:    IN





























          (*)      Includes 2,000 shares acquirable upon the exercise
                   of currently exercisable warrants.
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               This Statement constitutes Amendment No. 6 to the Statement on Schedule 13D, as previously amended (the "Schedule 13D") filed with the Securities and Exchange Commission by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share, of Leucadia National Corporation (the "Company").

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a)-(b) As of September 18, 1995, Ian M. Cumming and Joseph S. Steinberg owned the following Common Shares:

               Ian M. Cumming is the beneficial owner of 4,976,405 Common Shares. The Common Shares represent approximately 17.3% of the 30,042,188 Common Shares outstanding as of September 18, 1995. Mr. Cumming has sole dispositive power over such Common Shares. Mr. Cumming also may be deemed to be the beneficial owner of an additional 206,556 Common Shares (.7%) beneficially owned by his wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee (the "Trusts")). The foregoing does not include an aggregate of 235,145 Common Shares that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.

               Joseph S. Steinberg is the beneficial owner of 4,640,470 Common Shares. The Common Shares represent approximately 15.5% of the 30,042,188 Common Shares outstanding as of September 18, 1995. Mr. Steinberg has sole dispositive power over such Common Shares. Mr. Steinberg also may be deemed to be the beneficial owner of an additional 23,200 Common Shares (less than .1%) beneficially owned by his wife and minor daughter (including 2,000 Common Shares issuable upon the exercise of Warrants to Purchase Common Shares that are currently exercisable). The foregoing does not include an aggregate of 194,970 Common Shares beneficially owned by a private charitable foundation, of which Mr. Steinberg and his wife are trustees, as to which Mr. Steinberg disclaims beneficial ownership. Mr. Steinberg also disclaims beneficial ownership as to an aggregate of an addi-tional 563,700 Common Shares (approximately 1.9%) beneficially owned by two trusts for the benefit of Mr. Steinberg's minor children of which Mr. Steinberg's brother is trustee.

               Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.





















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               (c)  In a public offering underwritten by CS First Boston
     Company and Jefferies & Company Incorporated (the "Offering") completed on September 18, 1995, Mr. Cumming sold 690,000 Common Shares, the Trusts sold an aggregate of 100,000 Common Shares and Mr. Steinberg sold 794,000 Common Shares. All of the Common Shares sold in the Offering were acquired by the sellers thereof pursuant to Warrants to Purchase Common Shares previously granted to Messrs. Cumming and Steinberg and were sold at a public offering price of $53.825 per Common Share (net of underwriting discounts and commissions).

               (d) The information set forth in response to Item 6 hereof is hereby incorporated herein by reference.

               (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
              ---------------------------------------------------------

               All securities previously pledged by Mr. Cumming to The First National Bank of Boston have been released from such pledge.
















































     NYFS04...:\30\76830\0001\570\SCH9155M.270
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                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:    September 22, 1995

                                        /s/ Ian M. Cumming
                                        ----------------------------
                                            Ian M. Cumming























































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                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:    September 22, 1995

                                        /s/ Joseph S. Steinberg
                                        ---------------------------
                                            Joseph S. Steinberg